UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: March 17, 2026

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events.

In the previously reported proceedings commenced by a minority shareholder against the registrant, the Dutch Supreme Court has dismissed the minority shareholder’s appeal against the judgment of the Enterprise Chamber of the Amsterdam Court of Appeal dated November 14, 2024. In that judgment, the Enterprise Chamber fully dismissed all of the requests made by the minority shareholder. With the Supreme Court’s decision, the Enterprise Chamber’s judgment is now final, and the proceedings have been resolved in the registrant’s favor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V. /S/ Alon Raich ______________________________________ Alon Raich, Managing Director & Chief Financial Officer

Dated March 17, 2026